UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 TRIMEDYNE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   896259-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Steven Morse, Esq., Morse & Morse, PLLC, 1400 Old Country Road,
                      Suite 302, Westbury, NY 11590 (516-487-1446)
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 15, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO.:  896259-10-8                                                 PAGE 2


   NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Lynne Kanofsky
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------

 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                  380,833
  OWNED BY            ----------------------------------------------------------
   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON
  WITH                ----------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                              380,833
                      ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         380,833
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP NO.:  896259-10-8                                                   PAGE 3


   NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Bruce J. Haber
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------

 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                  405,070
  OWNED BY            ----------------------------------------------------------
   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON
  WITH                ----------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                              405,070
                      ----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         405,070
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP NO.: 896259-10-8                                                    PAGE 4

Item 1.  Security and Issuer

     This statement relates to the shares of Common Stock, of Trimedyne, Inc. (the "Issuer"). The Issuer's principal executive office is located at 15091 Bake Parkway, Irvine, CA 92618.

Item 2.  Identity and Background

          Lynne Kanofsky
          --------------

          (a)  Lynne Kanofsky

          (b)  1 Mud Pond Trail, Stockholm, NJ 07460

          (c)  Accountant

          (d)  Not applicable

          (e)  Not applicable

          (f)  U.S.A

          Bruce J. Haber
          --------------

          (a)  Bruce J. Haber

          (b) c/o BJH Management, LLC 145 Huguenot Street, Suite 405, New Rochelle, NY 10801

          (c)  Private Investor

          (d)  Not applicable

          (e)  Not applicable

          (f)  U.S.A.


Item 3.  Source and Amount of Funds or Other Consideration

         Personal funds.

Item 4.  Purpose of Transactions

     The purpose of the acquisition of securities of the Issuer is for personal investment. At this time, the reporting persons have no plans or proposals which relate to or would result in items (a) through (j), except for their intention to purchase a presently undetermined amount of additional securities of the Issuer.

Item 5.  Interest in Securities of the Issuer

     (a) - (b) As disclosed in the Issuer's Form 10-QSB for the quarter ended December 31, 2005, there were 14,602,931 shares outstanding. Of that total, as of February 23, 2006, Lynne Kanofsky and Bruce J. Haber have the sole right and power to vote and dispose of 380,833 shares and 405,070 shares, respectively, representing 2.6% and

CUSIP NO.:896259-10-8                                                     PAGE 5



2.8% of the Issuer's outstanding shares or an aggregate total as a group of 785,903 shares or 5.4% of the outstanding shares.

     (c)In the last 60 days, Lynne Kanofsky purchased 365,633 shares at prices ranging from $.56 to $.72 per share. Over the same time period, Mr. Haber purchased 237,650 shares at prices ranging from $.54 to $.72 per share.

     (d) - (e) Not Applicable Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     N/A

Item 7.  Materials to be filed as Exhibits

     N/A


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2006


Reporting Person:          Lynne Kanofsky

Signature:                  /s/ Lynne Kanofsky
                           --------------------
                           Lynne Kanofsky



Reporting Person:          Bruce J. Haber
----------------           --------------

Signature:                 /s/ Bruce J. Haber
                           -------------------
                           Bruce J. Haber